

November 21, 2013

Via E-mail
Mr. Ronald A. Ballschmiede
Principal Financial Officer
Chicago Bridge & Iron Company N.V.
Oostduinlaan 75

2596 JJ The Hague

The Netherlands

> **RE:** **Chicago Bridge & Iron Company N.V.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed October 30, 2013**
> **Form 8-K**
> **Filed July 30, 2013**
>
> **File No. 1-12815**

Dear Mr. Ballschmiede:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Backlog, page 5

2. To the extent material, please disclose the amount of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses. Please also disclose, to the extent material, the amount of backlog and new awards attributable to contracts that are firm but not yet funded as well as contracts awarded but not yet signed. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis

Results of Operations, page 19

General

3. Please expand your discussion to disclose the effects of any material revisions in contract estimates. Please also revise the footnotes to your financial statements pursuant to ASC 605-35-50-9, if appropriate.

Liquidity and Capital Resources, page 23

4. Given your significant foreign operations, please enhance your liquidity disclosures to address the following:
    - Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of December 31, 2012;
    - Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;
    - Disclose, if true, that you do not intend to repatriate these amounts; and
    - Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Financial Statements

Note 2. Significant Accounting Policies, page 39

General

5. Please disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each

balance sheet date. Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-405-50-2.

6. Please disclose the amount of your accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2.

Form 10-Q for the Period Ended September 30, 2013

Note 4. Acquisitions

Shaw Acquisition, page 12

7. In note (4) to the table which summarizes your preliminary purchase price allocation, you state that acquired tradenames have estimated lives of 10 years and are amortized over a weighted average life of 3 years. Other intangible assets have estimated lives of 15 years and are amortized over a weighted average life of 5 years. It is not clear why these intangible assets would not be amortized over their estimated lives. Please advise and correspondingly clarify in your disclosures. Refer to ASC 350-30-35-6.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 38

8. You believe your cash on hand, cash generated from operations, amounts available under your Revolving Facility, Second Revolving Facility and Uncommitted Facilities, and other external sources of liquidity will be sufficient to finance your capital expenditures, settle your commitments and contingencies and address your working capital needs for the foreseeable future. Please address your consideration of the fact that you recorded net cash used rather than provided by operating activities during the nine months ended September 30, 2013 in making this determination.

Critical Accounting Estimates

Recoverability of Goodwill and Long-Lived Assets, page 44

9. In light of the Shaw acquisition which increased your goodwill balance to $3.8 billion compared to total assets of $9.1 billion at September 30, 2013, please provide readers with a better insight into management's judgments in accounting for goodwill by disclosing the following:
   * The reporting unit level at which you test goodwill for impairment and your basis for that determination;

- How you weight each of the methods used to value goodwill, including the basis for that weighting; and
- How the methodologies used for valuing goodwill in the current year have changed since the prior year.

<u>Form 8-K Filed July 30, 2013</u>

10. You present projected adjusted earnings per share amounts for 2013. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts pursuant to Item 10(e)(1)(i)(b) of Regulation S-K. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Refer to SEC Release No. 33-8176.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief